Exhibit 99.1

HUYA Inc. Reports Second Quarter 2022 Unaudited Financial Results

GUANGZHOU, China, August 16, 2022 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

•	Total net revenues for the second quarter of 2022 were RMB2,275.2 million (US$339.7 million), compared with RMB2,962.4 million for the same period of 2021.

•

Net loss attributable to HUYA Inc. was RMB19.4 million (US$2.9 million) for the second quarter of 2022, compared with net income attributable to HUYA Inc. of RMB186.3 million for the same period of 2021.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB5.9 million (US$0.9 million) for the second quarter of 2022, compared with RMB250.1 million for the same period of 2021.

•	Average mobile MAUs[2] of Huya Live for the second quarter of 2022 increased by 7.7% to 83.6 million from 77.6 million for the same period of 2021.

•	Total number of paying users[3] of Huya Live for the second quarter of 2022 was 5.6 million, compared with 5.6 million for the same period of 2021.

“Our steady focus on content enrichment and product upgrades continues to drive value for our users and pave the way for our sustainable, long-term growth. For the second quarter of 2022, Huya Live’s mobile MAUs maintained solid momentum, growing 7.7% year-over-year to 83.6 million,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “While the turbulence in the macro and regulatory environment has decelerated our monetization in the short term, we remain confident in the broad-based strength of our solid business foundation that underpins our ability to satisfy our users’ core needs. As a leader in the game live streaming market in China, we are constantly iterating our technology and products to provide high-quality, compliant content for our users and amplify our value proposition with our stakeholders across the game industry value chain.”

Ms. Ashley Xin Wu, Vice President of Finance of Huya, commented, “Against the backdrop of macro headwinds, our revenues were approximately RMB2.3 billion for the second quarter of 2022, and our gross profit came in at RMB219.1 million as we continued our strategic efforts in ramping up investment in new and relevant content. We believe we are well-positioned to drive continued momentum in our user community expansion. Despite external uncertainties, we remain diligent in improving our operational efficiency and optimizing our business expenses in a nimble way, delivering 17.0% quarter-over-quarter and 21.6% year-over-year deductions in total operating expenses. Going forward, we aim to further strengthen our monetization capabilities, improve our cost and expense structure, and solidify our business fundamentals to achieve sustainable business development over the long term.”

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net (loss) income attributable to HUYA Inc. excluding (i) share-based compensation expenses, (ii) gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Second Quarter 2022 Financial Results

Total net revenues for the second quarter of 2022 were RMB2,275.2 million (US$339.7 million), compared with RMB2,962.4 million for the same period of 2021.

Live streaming revenues were RMB2,051.9 million (US$306.3 million) for the second quarter of 2022, compared with RMB2,579.2 million for the same period of 2021, primarily due to decreased average spending per paying user on Huya Live, as the recent macro and regulatory environment adversely affected the sentiment of the Company’s paying users.

Advertising and other revenues were RMB223.3 million (US$33.3 million) for the second quarter of 2022, compared with RMB383.2 million for the same period of 2021, primarily due to the decrease in content sub-licensing revenues, as well as soft demand for advertising services resulting from the challenging macro environment.

Cost of revenues decreased by 13.6% to RMB2,056.1 million (US$307.0 million) for the second quarter of 2022 from RMB2,381.1 million for the same period of 2021, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 13.3% to RMB1,767.8 million (US$263.9 million) for the second quarter of 2022 from RMB2,039.2 million for the same period of 2021, primarily due to the decrease in revenue sharing fees associated with declined live streaming revenues.

Bandwidth costs decreased by 9.9% to RMB154.4 million (US$23.0 million) for the second quarter of 2022 from RMB171.4 million for the same period of 2021, primarily due to improved bandwidth cost management and continued technology enhancement efforts.

Gross profit was RMB219.1 million (US$32.7 million) for the second quarter of 2022, compared with RMB581.3 million for the same period of 2021, primarily due to lower revenues. Gross margin was 9.6% for the second quarter of 2022, compared with 19.6% for the same period of 2021.

Research and development expenses decreased by 19.0% to RMB168.4 million (US$25.1 million) for the second quarter of 2022 from RMB207.9 million for the same period of 2021, primarily due to the decrease in share-based compensation expenses.

Sales and marketing expenses decreased by 40.0% to RMB100.3 million (US$15.0 million) for the second quarter of 2022 from RMB167.0 million for the same period of 2021, primarily due to decreased marketing and promotion fees as well as personnel-related expenses.

General and administrative expenses increased by 13.5% to RMB81.8 million (US$12.2 million) for the second quarter of 2022 from RMB72.1 million for the same period of 2021, primarily due to the increase in professional service fees and personnel-related expenses.

Other income was RMB50.3 million (US$7.5 million) for the second quarter of 2022, compared with RMB47.6 million for the same period of 2021.

Operating loss was RMB81.1 million (US$12.1 million) for the second quarter of 2022, compared with operating income of RMB181.9 million for the same period of 2021.

Interest and short-term investments income were RMB65.6 million (US$9.8 million) for the second quarter of 2022, compared with RMB57.7 million for the same period of 2021.

Income tax expenses were RMB1.3 million (US$0.2 million) for the second quarter of 2022, compared with RMB58.3 million for the same period of 2021, primarily due to the lower taxable income.

Net loss attributable to HUYA Inc. was RMB19.4 million (US$2.9 million) for the second quarter of 2022, compared with net income attributable to HUYA Inc. of RMB186.3 million for the same period of 2021.

Non-GAAP net income attributable to HUYA Inc., which excludes share-based compensation expenses, was RMB5.9 million (US$0.9 million) for the second quarter of 2022, compared with RMB250.1 million for the same period of 2021, which excludes share-based compensation expenses, gains on fair value change of investments and equity investees’ investments, and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes.

Diluted net loss per American depositary share (“ADS”) was RMB0.08 (US$0.01) for the second quarter of 2022, compared with diluted net income per ADS of RMB0.77 for the same period of 2021. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB0.02 (US$0.004) for the second quarter of 2022, compared with RMB1.04 for the same period of 2021.

As of June 30, 2022, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,716.7 million (US$1,600.0 million), compared with RMB10,473.4 million as of March 31, 2022.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on August 16, 2022 (7:00 p.m. Beijing/Hong Kong time on August 16, 2022).

For participants who wish to join the call, please complete online registration using the link provided below 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIa451f7eabc6c4462aa4aa81302702803

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

A live webcast of the earnings call will be accessible at https://ir.huya.com and a replay of the webcast will be available following the session.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income (loss), non-GAAP net income (loss) attributable to HUYA Inc., non-GAAP net income (loss) attributable to ordinary shareholders, non-GAAP basic and diluted net income (loss) per ordinary shares, and non-GAAP basic and diluted net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, gains on fair value change of investments and equity investee’s investments, and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses, gains on fair value change of investments and equity investee’s investments, and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes. Non-GAAP basic and diluted net income (loss) per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income (loss) per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, and (ii) gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,790,784	2,068,235	308,779
Restricted cash	55,670	9,543	1,425
Short-term deposits	8,351,945	8,646,060	1,290,823
Short-term investments	816,331	2,442	365
Accounts receivable, net	88,034	57,397	8,569
Amounts due from related parties, net	148,560	161,490	24,110
Prepayments and other current assets, net	664,945	790,213	117,976

Total current assets	11,916,269	11,735,380	1,752,047

Non-current assets
Deferred tax assets	20,245	54,358	8,115
Investments	608,617	899,284	134,260
Property and equipment, net	79,611	129,101	19,274
Intangible assets, net	83,942	72,090	10,763
Right-of-use assets, net	395,371	380,032	56,737
Prepayments and other non-current assets	150,887	132,148	19,729

Total non-current assets	1,338,673	1,667,013	248,878

Total assets	13,254,942	13,402,393	2,000,925

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	12,579	37,164	5,548
Advances from customers and deferred revenue	459,509	431,952	64,489
Income taxes payable	5,944	28,258	4,219
Accrued liabilities and other current liabilities	1,845,452	1,569,763	234,360
Amounts due to related parties	216,128	166,010	24,785
Lease liabilities due within one year	36,473	39,806	5,943

Total current liabilities	2,576,085	2,272,953	339,344

Non-current liabilities
Lease liabilities	45,084	29,200	4,359
Deferred tax liabilities	4,597	20,533	3,065
Deferred revenue	118,975	93,564	13,969

Total non-current liabilities	168,656	143,297	21,393

Total liabilities	2,744,741	2,416,250	360,737

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2021 and June 30, 2022,respectively; 86,993,764 and 88,833,919 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	58	59	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2021 and June 30, 2022, respectively; 151,076,517 and 150,386,517 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	99	98	15
Additional paid-in capital	11,764,059	11,847,729	1,768,819
Statutory reserves	122,429	122,429	18,278
Accumulated deficit	(1,300,144)	(1,322,824)	(197,492)
Accumulated other comprehensive income	(76,300)	338,652	50,559

Total shareholders’ equity	10,510,201	10,986,143	1,640,188

Total liabilities and shareholders’ equity	13,254,942	13,402,393	2,000,925

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,579,178	2,151,704	2,051,920	306,344	4,971,453	4,203,624	627,585
Advertising and others	383,197	312,847	223,254	33,331	595,706	536,101	80,038

Total net revenues	2,962,375	2,464,551	2,275,174	339,675	5,567,159	4,739,725	707,623

Cost of revenues(1)	(2,381,056)	(2,130,974)	(2,056,054)	(306,961)	(4,471,952)	(4,187,028)	(625,107)

Gross profit	581,319	333,577	219,120	32,714	1,095,207	552,697	82,516

Operating expenses(1)
Research and development expenses	(207,899)	(196,251)	(168,411)	(25,143)	(406,970)	(364,662)	(54,443)
Sales and marketing expenses	(167,045)	(145,065)	(100,264)	(14,969)	(311,630)	(245,329)	(36,627)
General and administrative expenses	(72,130)	(80,774)	(81,839)	(12,218)	(156,221)	(162,613)	(24,277)

Total operating expenses	(447,074)	(422,090)	(350,514)	(52,330)	(874,821)	(772,604)	(115,347)

Other income, net	47,643	28,278	50,283	7,507	123,611	78,561	11,729

Operating income (loss)	181,888	(60,235)	(81,111)	(12,109)	343,997	(141,346)	(21,102)

Interest and short-term investments income	57,729	59,202	65,633	9,799	122,859	124,835	18,637
Gain on fair value change of investments	3,593	7,602	—	—	3,593	7,602	1,135
Foreign currency exchange gains (losses), net	722	(64)	(2,860)	(427)	(1,538)	(2,924)	(437)

Income (loss) before income tax expenses	243,932	6,505	(18,338)	(2,737)	468,911	(11,833)	(1,767)

Income tax expenses	(58,291)	(9,401)	(1,295)	(193)	(97,701)	(10,696)	(1,597)

Income (loss) before share of loss in equity method investments, net of income taxes	185,641	(2,896)	(19,633)	(2,930)	371,210	(22,529)	(3,364)

Share of income (loss) in equity method investments, net of income taxes	610	(418)	267	40	579	(151)	(23)

Net income (loss) attributable to HUYA Inc.	186,251	(3,314)	(19,366)	(2,890)	371,789	(22,680)	(3,387)

Net income (loss) attributable to ordinary shareholders	186,251	(3,314)	(19,366)	(2,890)	371,789	(22,680)	(3,387)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per ADS*
—Basic	0.78	(0.01)	(0.08)	(0.01)	1.57	(0.09)	(0.01)
—Diluted	0.77	(0.01)	(0.08)	(0.01)	1.54	(0.09)	(0.01)
Net income (loss) per ordinary share
—Basic	0.78	(0.01)	(0.08)	(0.01)	1.57	(0.09)	(0.01)
—Diluted	0.77	(0.01)	(0.08)	(0.01)	1.54	(0.09)	(0.01)
Weighted average number of ADS used in calculating net income per ADS
—Basic	238,105,367	239,746,395	241,341,080	241,341,080	237,358,048	240,549,059	240,549,059
—Diluted	241,536,071	239,746,395	241,341,080	241,341,080	241,727,114	240,549,059	240,549,059

**	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	12,969	13,112	3,667	547	29,590	16,779	2,505
Research and development expenses	32,226	23,251	7,275	1,086	68,967	30,526	4,557
Sales and marketing expenses	1,670	1,644	249	37	3,561	1,893	283
General and administrative expenses	20,636	18,746	14,045	2,097	45,760	32,791	4,896

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	581,319	333,577	219,120	32,714	1,095,207	552,697	82,516
Share-based compensation expenses allocated in cost of revenues	12,969	13,112	3,667	547	29,590	16,779	2,505

Non-GAAP gross profit	594,288	346,689	222,787	33,261	1,124,797	569,476	85,021

Operating income	181,888	(60,235)	(81,111)	(12,109)	343,997	(141,346)	(21,102)
Share-based compensation expenses	67,501	56,753	25,236	3,767	147,878	81,989	12,241

Non-GAAP operating income (loss)	249,389	(3,482)	(55,875)	(8,342)	491,875	(59,357)	(8,861)

Net income (loss) attributable to HUYA Inc.	186,251	(3,314)	(19,366)	(2,890)	371,789	(22,680)	(3,387)
Gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes	(3,619)	(6,842)	—	—	(3,619)	(6,842)	(1,021)
Share-based compensation expenses	67,501	56,753	25,236	3,767	147,878	81,989	12,241

Non-GAAP net income attributable to HUYA Inc.	250,133	46,597	5,870	877	516,048	52,467	7,833

Net income (loss) attributable to ordinary shareholders	186,251	(3,314)	(19,366)	(2,890)	371,789	(22,680)	(3,387)
Gains on fair value change of investments and equity investee’s investments; and gain arising from partial disposal of an investment owned by an equity investee, net of income taxes	(3,619)	(6,842)	—	—	(3,619)	(6,842)	(1,021)
Share-based compensation expenses	67,501	56,753	25,236	3,767	147,878	81,989	12,241

Non-GAAP net income attributable to ordinary shareholders	250,133	46,597	5,870	877	516,048	52,467	7,833

Non-GAAP net income per ordinary share
—Basic	1.05	0.19	0.02	0.004	2.17	0.22	0.03
—Diluted	1.04	0.19	0.02	0.004	2.13	0.22	0.03
Non-GAAP net income per ADS
—Basic	1.05	0.19	0.02	0.004	2.17	0.22	0.03
—Diluted	1.04	0.19	0.02	0.004	2.13	0.22	0.03
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	238,105,367	239,746,395	241,341,080	241,341,080	237,358,048	240,549,059	240,549,059
—Diluted	241,536,071	241,014,680	241,686,424	241,686,424	241,727,114	241,222,552	241,222,552